Exhibit 1(a)(viii)

ANNOUNCEMENT OF COMMENCEMENT OF TENDER OFFER FOR COMMON SHARES OF CPFL ENERGIA S.A.

State Grid Brazil Power Participações S.A. (“State Grid”) hereby notifies the holders of common shares (“Shares”) of CPFL Energia S.A. (“CPFL”) and holders of American Depositary Shares representing Shares, that (i) on the terms and subject to the conditions set forth in the Notice of Public Tender Offer for the Acquisition of Common Shares issued by CPFL, dated October 31, 2017 (the “Notice”) and (ii) in accordance with, among other things, Article 254-A of the Brazilian Corporate Law, Item 8.1 of the Novo Mercado Listing Rules and Rule 14d-1(c) promulgated under the Exchange Act of 1934, State Grid is today commencing a tender offer (“Offer”) to acquire up to all of the issued and outstanding Shares of CPFL that are not already directly or indirectly owned by State Grid for a cash amount of twenty five Brazilian reais and fifty-one Brazilian centavos (R$ 25.51) per Share, subject to adjustment as set forth in the Notice.

The Offer will be consummated by means of an auction (“Auction”) on the electronic trading system of the Bovespa segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) in Brazil. The Auction is expected to occur on November 30, 2017, unless the applicable Brazilian regulator, the Comissão de Valores Mobiliários, determines or authorizes a different date for the Auction. Holders of Shares subject to the Offer that wish to participate in the Auction must qualify to do so with a brokerage firm authorized to operate on the B3, in accordance with the Notice, prior to 6:00 p.m. (Brasília time) on November 29, 2017 (the last business day before the expected Auction date). Holders of American Depositary Shares representing Shares will need to follow additional procedures, as further described in the Notice.

The acceptance period for the Offer begins today and ends at 6:00 p.m. (Brasília time) on November 29, 2017.

This communication is neither an offer to purchase, nor a solicitation of an offer to sell, Shares. The Offer is being made solely pursuant to the Notice. HOLDERS OF COMMON SHARES OF CPFL AND HOLDERS OF AMERICAN DEPOSITARY SHARES REPRESENTING COMMON SHARES OF CPFL ARE URGED TO READ THE NOTICE, AND ANY OTHER RELEVANT DOCUMENTS DISSEMINATED BY STATE GRID IN CONNECTION WITH THE OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The Notice was published today in Portuguese in the Valor Econômico newspaper in Brazil and is also available on the Internet in Portuguese at http://cpfl.riweb.com.br/. An unofficial translation into English of the Notice is available for informational purposes only (the original Portuguese will prevail in the event of any difference between the original Portuguese and the English translation) on the Internet at http://cpfl.riweb.com.br/ and will also be made available under cover of Form CB on the website of the United States Securities and Exchange Commission at www.sec.gov within one business day after the date of this communication Holders of Shares may also request copies of the Notice and/or the unofficial translation thereof into English, free of charge, by making a written request therefore to CPFL by mail at Rua Gomes de Carvalho, nº 1.510, 14° andar, conj. 02 CEP 04547-005 – São Paulo, SP or by email at ri@cpfl.com.br, or by making an oral request therefore by telephone to +55(19) 3756.8895 or +55(19) 3756.6082 (individuals) and +55(19) 3756.6083 or +55(19) 3756.8887 (analysts or institutional investors).